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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

The Nasdaq Stock Market, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

631103108

(CUSIP Number)

Silver Lake Partners
2725 Sand Hill Road, Suite 150
Menlo Park, CA 94025
(650) 233-8120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 631103108			Page 2 of 18

1.	Name of Reporting Person: Silver Lake Partners TSA, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 11,562,500**

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 11,562,500**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,562,500**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 12.7%**

14.	Type of Reporting Person (See Instructions): PN

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No. 631103108			Page 3 of 18

1.	Name of Reporting Person: Silver Lake Investors, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 11,562,500**

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 11,562,500**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,562,500**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 12.7%**

14.	Type of Reporting Person (See Instructions): PN

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No. 631103108			Page 4 of 18

1.	Name of Reporting Person: Silver Lake Partners II TSA, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 11,562,500**

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 11,562,500**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,562,500**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 12.7%**

14.	Type of Reporting Person (See Instructions): PN

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No. 631103108			Page 5 of 18

1.	Name of Reporting Person: Silver Lake Technology Investors II, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 11,562,500**

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 11,562,500**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,562,500**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 12.7%**

14.	Type of Reporting Person (See Instructions): OO

*See Instructions Before Filling Out!
**See Item 5 below

CUSIP No. 631103108	Page 6 of 18

Item 1 Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of The Nasdaq Stock Market, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at One Liberty Plaza, 50th Floor, New York, New York 10006.

Item 2 Identity and Background.

     This Schedule 13D is filed jointly on behalf of Silver Lake Partners TSA, L.P. (“SLP TSA”), Silver Lake Investors, L.P. (“SLI”), Silver Lake Partners II TSA, L.P. (“SLP II TSA”, and together with SLP TSA and SLI, the “SLP Partnerships”) and Silver Lake Technology Investors II, L.L.C. (“SLTI II”, and together with the SLP Partnerships, the “SLP Entities” or the “Reporting Persons”).

     Each of the SLP Partnerships is a Delaware limited partnership whose principal business is investing in securities. SLTI II is a Delaware limited liability company whose principal business is investing in securities. The principal office of each of the Reporting Persons is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.

     Silver Lake Technology Associates, L.L.C. (“SLTA”) is the general partner of SLP TSA and SLI. Silver Lake Technology Associates II, L.L.C. (“SLTA II”) is the general partner of SLP II TSA. Silver Lake Technology Management, L.L.C. (“SLTM”) is the managing member of Silver Lake Management Company, L.L.C. (“SLMC”), which is the manager of SLTI II.

     Each of SLTA and SLTA II is a Delaware limited liability company whose principal business is serving as the sole general partner of the SLP Partnerships, their parallel funds and certain related investment vehicles. SLTM is a Delaware limited liability company whose principal business is serving as the investment adviser to the SLP Entities, their parallel funds and related investment vehicles. The principal office of each of SLTA, SLTA II and SLTM is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025.

     The managing members of SLTA are James A. Davidson, David J. Roux, Alan K. Austin, Glenn H. Hutchins (collectively, the “Managing Directors”) and Integral Capital Partners SLP, LLC, a Delaware limited liability company (“Integral”). The managing members of each of SLTA II and SLTM consist of the Managing Directors. Each of the Managing Directors is a United States citizen. Integral is a private investment firm principally whose sole business is to serve as a managing member of SLTA. The managing member of Integral is Integral Capital Partners NBT, LLC, a Delaware limited liability company, whose managing members are Roger B. McNamee, John A. Powell and Pamela K. Hagenah, all of whom are United States citizens. The present principal occupation of each of the Managing Directors is serving as a managing member of SLTA, SLTA II, SLTM and affiliated entities. The present principal occupation of Mr. McNamee is as managing member of various private investment firms known as Integral Capital Partners, as a senior advisor to Silver Lake Partners and as a founder of private investment firm, Elevation Partners. The present principal occupation of both Mr. Powell and

CUSIP No. 631103108	Page 7 of 18

Ms. Hagenah is serving as a managing member of various private investment firms known as Integral Capital Partners. The principal office of each of the Managing Directors is 2725 Sand Hill Road, Suite 150, Menlo Park, California 94025. The principal office of Mr. McNamee is 2800 Sand Hill Road, Suite 160, Menlo Park, California 94025. The principal office of both Mr. Powell and Mrs. Hagenah is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, California 94025.

     To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

     The information set forth or incorporated by reference in Items 2, 4, 5 and 6 is hereby incorporated herein by reference.

     On April 22, 2005, the Issuer sold the following to Norway Acquisition SPV, LLC (“Norway SPV”) for an aggregate purchase price of $205,000,000 pursuant to a Securities Purchase Agreement, dated as of April 22, 2005 (the “Securities Purchase Agreement”), between the Issuer and Norway SPV: (x) $205,000,000 aggregate principal amount of 3.75% Series A Convertible Notes due 2012 (the “Series A Notes”) and (y) warrants (the “Series A Warrants”) to purchase 2,209,052 shares of Common Stock at an initial exercise price of $14.50 per share. The Series A Notes will be convertible into Common Stock, subject to certain adjustments and conditions, at an initial conversion price of $14.50 per share, which would result in the issuance of 14,137,931 shares of Common Stock were the $205,000,000 aggregate principal amount of the Series A Notes converted.

     To fund its purchase of the Series A Notes and the Series A Warrants from the Issuer, Norway SPV borrowed $205,000,000 (the “Loan”) pursuant to a Secured Term Loan Agreement, dated as of April 22, 2005 (the “Loan Agreement”), with Norway Holdings SPV, LLC (“Norway Holdings”), certain lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (“JPMorgan Chase”). The Loan bears interest at a rate equal to the Adjusted LIBO Rate (as defined in the Loan Agreement) applicable to each interest period under the Loan Agreement plus 0.25% per annum. The Loan matures on the earliest of (i) the Closing Date (as defined in the Merger Agreement), (ii) if the Merger Agreement (as defined below) terminates or is terminated, the later of (x) the date on which the Merger Agreement terminates or is terminated and (y) October 24, 2005, and (iii) April 22, 2006.

     Until the earlier of (i) the completion of the Merger (as defined below) or (ii) the later of (x) the termination of the Merger Agreement and (y) October 24, 2005, the Issuer will maintain all proceeds from the sale of the Series A Notes and the Series A Warrants in a deposit and/or securities account subject to a Blocked Account Control and Security Agreement (the “Security Agreement”), dated as of April 22, 2005, by and among the Issuer, JPMorgan Chase

CUSIP No. 631103108	Page 8 of 18

Bank, N.A., as administrative agent, and JPMorgan Chase Bank, as depositary. In connection with the Loan Agreement, the Issuer also entered into a Guarantee Agreement, dated as of April 22, 2005 (the “Guarantee”), with Norway SPV and JPMorgan Chase, pursuant to which the Issuer guaranteed the $205,000,000 borrowed pursuant to the Loan Agreement. In addition, in connection with the Loan Agreement, Norway Holdings, Norway SPV and JPMorgan Chase entered into a Collateral Agreement, dated as of April 22, 2005 (the “Collateral Agreement”), pursuant to which the Loan is (a) secured by the Series A Notes and the Series A Warrants and (b) guaranteed by Norway Holdings, which guarantee is secured by the equity interests of Norway SPV owned by Norway Holdings.

     The SLP Entities have entered into a Subscription Agreement, dated as of April 22, 2005 (the “Subscription Agreement”), among Norway Holdings, the SLP Entities, Integral Capital Partners VI, L.P. (“ICP VI”) and VAB Investors, LLC (“VAB Investors”, and together with the SLP Entities and ICP VI, the “SLP Subscribers”), pursuant to which Norway Holdings will issue and the SLP Subscribers will subscribe to additional membership interests (an “Additional Subscription”) by making capital contributions to Norway Holdings: (a) upon the earlier to occur (if at all) of (i) the Merger Closing (as defined in the Merger Agreement) or (ii) October 24, 2005 if (and only if) the Merger Agreement has been terminated and such day is not the Series A Redemption Date (as defined in the Indenture (as defined below)), an aggregate of $145,000,000 or (b) (i) if an Additional Subscription is not required under clause (a) hereof and (ii) if the Collateral (as defined in the Collateral Agreement) is insufficient (the “Shortfall Amount”) to satisfy all obligations of Norway SPV due on the Maturity Date (as defined in the Loan Agreement), an aggregate of 70.7% of the Shortfall Amount (up to an aggregate of $145,000,000). The SLP Subscribers’ equity contributions, together with equity contributions to be made by the H&F Partnerships (as defined below), will be used to repay the obligations of Norway SPV under the Loan Agreement. The Issuer is a third party beneficiary under the Subscription Agreement. The source of funds for such Additional Subscription by each of the SLP Entities will be capital contributions of the partners and members of such SLP Entities.

     The information set forth in response to this Item 3 is qualified in its entirety by reference to the Securities Purchase Agreement (Exhibit 1 hereto), the Form of Series A Warrant (Exhibit 2 hereto), the Loan Agreement (Exhibit 3 hereto), the Security Agreement (Exhibit 4 hereto), the Guarantee (Exhibit 5 hereto), the Collateral Agreement (Exhibit 6 hereto) and the Subscription Agreement (Exhibit 7 hereto), each of which is incorporated herein by reference.

Item 4 Purpose of Transaction.

     The information set forth or incorporated by reference in Items 2, 3, 5 and 6 is hereby incorporated herein by reference.

     Each of the SLP Entities acquired the Series A Notes and the Series A Warrants for investment purposes.

     The acquisition of the Series A Notes and the Series A Warrants pursuant to the Securities Purchase Agreement occurred in connection with the Agreement and Plan of Merger, dated as of April 22, 2005 (the “Merger Agreement”), among the Issuer, Norway Acquisition Corp., a wholly-owned subsidiary of the Issuer (“Merger Sub”), and Instinet Group Incorporated

CUSIP No. 631103108	Page 9 of 18

(“Instinet”), pursuant to which, upon the terms and subject to the conditions set forth therein, Norway Acquisition Corp. will merge with and into Instinet (the “Merger”), which will become a wholly-owned subsidiary of the Issuer.

     Concurrently with the execution and delivery of the Merger Agreement, Iceland Acquisition Corp., which is an affiliate of the Reporting Persons (“Iceland Acquisition”), Merger Sub and Issuer entered into a definitive agreement (the “Transaction Agreement”) to sell Instinet’s institutional brokerage business to Iceland Acquisition immediately upon the closing of the Merger, for a purchase price of $207,500,000, subject to certain adjustments. The proposed sale is subject to terms and conditions set forth in the Transaction Agreement, which include, among other things, the closing of the Merger, and closing conditions that are similar to the closing conditions contained in the Merger Agreement, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and obtaining other required regulatory approvals in respect of the sale of the institutional brokerage business to Iceland Acquisition.

     Pursuant to the Securities Purchase Agreement, the Issuer agreed to hold a stockholders meeting (“Stockholders Meeting”) and use its reasonable best efforts to obtain from the Issuer’s stockholders a vote approving an amendment to the Issuer’s Restated Certificate of Incorporation that would permit the holders of the Series A Notes to vote on all matters submitted to a vote of the stockholders of the Issuer. Under the terms of the proposed amendment, each holder of the Series A Notes would be entitled to the number of votes equal to the number of shares of Common Stock that could be acquired upon conversion of such holder’s Series A Notes on the applicable record date, subject to the 5% voting limitation contained in the Restated Certificate of Incorporation of the Issuer.

     The Issuer has also agreed to submit for approval by the Issuer’s stockholders at the Stockholders Meeting the approval of the issuance of shares of Common Stock underlying $7,786,355 aggregate principal amount of the Series A Notes (the “Subject Shares”). If the stockholders do not approve the issuance of the Subject Shares, the Company must repurchase $3,969,012.50 aggregate principal amount of the Series A Notes beneficially owned by the SLP Entities for a repurchase price in cash equal to 105% of such aggregate principal amount plus any accrued and unpaid interest to, but not including, the repurchase date. Furthermore, as more fully described in Item 6 below, the Indenture provides for the redemption of the Series A Notes under specified circumstances.

     On April 22, 2005, the SLP Subscribers entered into an Amended and Restated Securityholders Agreement (the “Amended Securityholders Agreement”) with the Issuer and Hellman & Friedman Capital Partners IV, L.P. (“HFCP IV”), H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P. and H&F International Partners IV-B, L.P. (collectively, the “H&F Partnerships”). Under the terms of the Amended Securityholders Agreement, (i) for so long as the H&F Partnerships beneficially own at least 5,793,000 shares of Common Stock (on an as-converted basis), HFCP IV will be entitled to designate a representative (the “Board Designee”) who the Issuer will use its reasonable best efforts to cause to be elected by the Issuer’s stockholders by, among other things, including such Board Designee on the Issuer’s slate of nominees and recommending such Board Designee for election; provided, that if such Board Designee is not elected to the Issuer’s Board of Directors, HFCP IV will be entitled to

CUSIP No. 631103108	Page 10 of 18

designate a board observer, (ii) for so long as the SLP Entities beneficially own at least 3,500,000 shares of Common Stock (on an as-converted basis), (x) SLP II TSA will be entitled to the same board representation rights as HFCP IV and (y) SLP TSA will be entitled to designate a board observer and (iii) (x) each of HFCP IV and SLP II TSA, if such party’s Board Designee is not elected to the Issuer’s Board of Directors, and (y) SLP TSA are entitled to obtain additional information about the Issuer and certain consultation and information rights with respect to the Issuer; provided, that such rights cease (a) for HFCP IV when the H&F Partnerships beneficially own less than 1,650,000 shares of Common Stock and (b) for SLP TSA and SLP II TSA when the SLP Entities beneficially own less 1,000,000 shares of Common Stock, in each case on an as-converted basis. Glenn H. Hutchins, a managing member of each of SLTA, SLTA II and SLTM, has been approved by the Issuer’s Board of Directors as a Class 1 Director to serve a term that expires at the 2007 annual meeting of stockholders of the Issuer. The Issuer has agreed to appoint Mr. Hutchins to the Finance and Compensation Committees of the Issuer’s Board of Directors.

     The Amended Securityholders Agreement also provides, among other things, that none of the H&F Partnerships, the SLP Entities or Norway SPV may transfer any of the Series A Notes, the Series A Warrants or the Common Stock prior to the earlier of (x) nine months following the closing of the Merger, (y) 18 months after April 22, 2005 and (z) October 24, 2005 if the Merger Agreement has been terminated prior to such date and the Series A Redemption Date (as defined in the Indenture) does not occur on such date, subject to certain exceptions including transfers in connection with a tender or exchange offer or a merger or consolidation. The Amended Securityholders Agreement also restricts the transfer of such securities to a Competitor (as defined in the Amended Securityholders Agreement), in each case subject to certain exceptions including transfers in connection with a tender or exchange offer or a merger or consolidation. In addition, each of the H&F Partnerships and the SLP Entities agreed that it would not enter into any hedging transactions with respect to the Series A Notes, the Series A Warrants or the Common Stock that it beneficially owned as of April 22, 2005.

     Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of Common Stock or any securities exercisable for or convertible into Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may acquire additional shares of Common Stock or securities exercisable for or convertible into Common Stock or dispose of any or all of its shares of Common Stock or securities exercisable for or convertible into Common Stock (including, without limitation, distributing some or all of such shares or securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable) depending upon an ongoing evaluation of its investment in Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

     In addition, each Reporting Person, solely in its capacity as a stockholder or other securityholder of Issuer, may engage in communications with one or more other stockholders of Issuer, one or more officers of Issuer and/or one or more members of the Board of Directors of Issuer and/or one or more representatives of Issuer regarding Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a stockholder or other

CUSIP No. 631103108	Page 11 of 18

securityholder of Issuer, may discuss ideas that, if effected may relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D.

     Other than as described above, each of the Reporting Persons reports that neither it, nor to its knowledge any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Securities Purchase Agreement (Exhibit 1 hereto), the Transaction Agreement (Exhibit 8 hereto) and the Amended Securityholders Agreement (Exhibit 9 hereto), each of which is incorporated herein by reference.

Item 5 Interest in Securities of the Issuer.

     The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

     (a), (b) The following disclosure assumes that there are 79,453,556 shares of Common Stock outstanding, which the Issuer represented in the Securities Purchase Agreement was the number of outstanding shares of Common Stock as of March 31, 2005.

     Subject to the terms of the Collateral Agreement, the Series A Notes and the Series A Warrants are directly owned by Norway SPV. Norway Holdings is the owner of all of the outstanding equity interest of Norway SPV and, accordingly, may be deemed to beneficially own the Series A Notes and the Series A Warrants. Pursuant to the Limited Liability Agreement of Norway Holdings SPV, LLC (the “Holdings LLC Agreement”), the managing members of Norway Holdings are (i) the H&F Partnerships and (ii) the SLP Entities. Except as set forth below, the unanimous vote of the managing members of Norway Holdings is required for any act of Norway Holdings. Notwithstanding the foregoing, but subject to the terms of the Collateral Agreement, the Holdings LLC Agreement provides that (i) any decision with regard to the voting, conversion, exercise or disposition of the Series A Notes held by Norway SPV representing $60,000,000 aggregate principal amount and the Series A Warrants held by Norway SPV representing the right to acquire 646,552 shares of Common Stock shall be made by the H&F Partnerships in their sole and absolute discretion in their capacity as members of Norway Holdings and the SLP Entities that are members of Norway Holdings shall have no pecuniary or other interest in, or authority to vote, convert, exercise or dispose of, such securities and (ii) any decision with regard to the voting, conversion, exercise or disposition of the Series A Notes held by Norway SPV representing $145,000,000 aggregate principal amount and the Series A Warrants held by Norway SPV representing the right to acquire 1,562,500 shares of Common Stock shall be made by the SLP Entities in their sole and absolute discretion as members of Norway Holdings and the H&F Partnerships that are members of Norway Holdings shall have no pecuniary or other interest in, or authority to vote, convert, exercise or dispose of, such securities.

CUSIP No. 631103108	Page 12 of 18

     As a result of the Holdings LLC Agreement, the Reporting Persons and the H&F Partnerships may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Series A Notes and the Series A Warrants beneficially owned by Norway Holdings. As such, each of the Reporting Persons and the H&F Partnerships (i) may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act of all the Series A Notes and the Series A Warrants beneficially owned by Norway Holdings and (ii) pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act, may be deemed to beneficially own the 14,137,931 shares of Common Stock underlying such Series A Notes and the 2,209,052 shares underlying such Series A Warrants. In such circumstances, the SLP Entities would be deemed to beneficially own 16,346,983 shares of Common Stock (including the beneficial ownership of Common Stock described below in this Item 6), representing approximately 17.1% of the Common Stock outstanding. However, the Reporting Persons disclaim beneficial ownership of any of the shares of Common Stock underlying the Series A Notes and the Series A Warrants, except to the extent set forth below.

     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, each of the SLP Entities, by virtue of their status as managing members of Norway Holdings and the other provisions of the Holdings LLC Agreement, may be deemed to beneficially own the following: (i) 10,000,000 shares of Common Stock underlying $145,000,000 aggregate principal amount of the Series A Notes beneficially owned by Norway Holdings and (ii) 1,562,500 shares of Common Stock underlying the Series A Warrants beneficially owned by Norway Holdings. Each of the SLP Entities has shared voting and dispositive power with respect to these securities. The aggregate number of shares of Common Stock each of the SLP Entities may be deemed to beneficially own is 11,562,500 shares of Common Stock, representing approximately 12.7% of the Common Stock outstanding. With respect to such shares, pursuant to the provisions of the Holdings LLC Agreement, (x) ICP VI has sole pecuniary interest in the following securities that the SLP Entities may be deemed to beneficially own: (a) $2,135,417 aggregate principal amount of Series A Notes and the 147,270 shares of Common Stock into which such Series A Notes may be converted and (b) Series A Warrants representing the right to acquire 23,011 shares of Common Stock, and (y) VAB Investors has sole pecuniary interest in the following securities that the SLP Entities may be deemed to beneficially own: (a) $1,500,000 of Series A Notes and the 103,448 shares of Common Stock into which such Series A Notes may be converted and (b) Series A Warrants representing the right to acquire 16,164 shares of Common Stock. Each of the SLP Entities disclaims beneficial ownership with respect to all Series A Notes, Series A Warrants and Common Stock in which the sole pecuniary interest is held by ICP VI or VAB Investors.

     The information set forth in response to this Item 5 is qualified in its entirety by reference to the Holdings LLC Agreement (Exhibit 10 hereto) and the Subscription Agreement (Exhibit 7 hereto), each of which is incorporated herein by reference.

     (c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

CUSIP No. 631103108	Page 13 of 18

     (d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

     (e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

     Pursuant to the terms of the Securities Purchase Agreement, the Issuer has agreed to reimburse the H&F Partnerships and the SLP Entities for their reasonable out-of-pocket fees and expenses incurred in connection with the transactions contemplated by such agreements up to $4,000,000 in the aggregate if the Merger is consummated or up to $2,000,000 in the aggregate if the Merger is not consummated. The Issuer has also agreed to pay all filing fees in respect of any filings under the HSR Act and all costs related to the Loan Agreement. In addition, Norway SPV has agreed to reimburse the Issuer for certain payments the Issuer may make under the Guarantee.

     The Series A Notes are governed by the terms of an Indenture (the “Indenture”) between the Issuer and Law Debenture Trust Company of New York, as trustee. The Series A Notes are senior unsecured obligations of Issuer and rank pari passu in right of payment with all existing and any future senior unsecured indebtedness of Issuer and are senior in right of payment to any future subordinated indebtedness of Issuer.

     The Series A Notes bear interest of 3.75% per year and have a maturity date of October 24, 2012. If any of the following events occur, the Series A Notes will be redeemed by the Issuer for a price equal to the Adjusted Issue Price (as defined in the Indenture) of the Series A Notes to be redeemed plus any accrued and unpaid interest to, but not including, such redemption date: (x) (a) the Merger Agreement is terminated on or prior to October 24, 2005 and (b) (i) the Issuer has not entered into a transaction or agreement that is still in effect on October 24, 2005 which, if consummated, would result in a Specified Transaction (as defined below) involving consideration equal to or greater than $26 per share of Common Stock or (ii) if the Issuer has entered into a transaction or agreement that is still in effect on October 24, 2005 which, if consummated, would result in a Specified Transaction involving consideration less than $26 per share of Common Stock and no third party has commenced and has outstanding on October 24,2005 a tender or exchange offer for all of the Issuer’s outstanding Common Stock for consideration equal to or greater than $26 per share of Common Stock or (y) if the Merger Agreement has not terminated on or prior to October 24,2005, the date (if any) which is the earlier to occur of (a) the date that the Merger Agreement is terminated and (b ) April 22, 2006 if the Merger (as defined in the Merger Agreement) has not been completed prior to such time. The aggregate redemption price for the Series A Notes and the Series A Warrants will be $205,000,000 plus any accrued interest on the Series A Notes.

CUSIP No. 631103108	Page 14 of 18

     Subject to the immediately following sentence, the Series A Notes are convertible on or after April 22, 2006; provided, that they may be converted earlier in connection with a tender or exchange offer for Common Stock or a transaction or agreement, which, if consummated, would result in a Fundamental Change. The Series A Notes may not be converted prior to October 24, 2005 or, if later, five business days after the Stockholders Meeting. The Issuer has agreed to hold the Stockholders Meeting as promptly as reasonably practicable and in any event no later than July 22, 2005.

     The Issuer may redeem the Series A Notes at any time after April 22, 2011 for a cash payment equal to the aggregate principal amount of the Series A Notes plus any accrued and unpaid interest on the Series A Notes, subject to the holders’ option to convert the Series A Notes into Common Stock after notice of such redemption is given. The Indenture is subject to specified events of default, including failure to make required payments, failure to comply with certain agreements or covenants, acceleration of certain other indebtedness, rendering of final judgments for the payment of certain money, and certain events of bankruptcy and insolvency.

     Subject to the immediately following sentence, the Series A Warrants are exercisable on or after April 22, 2006; provided, that they may be exercised earlier in connection with a tender or exchange offer or a Specified Transaction that does not result in the redemption of the Series A Notes. The Series A Warrants may not be exercised prior to October 24, 2005 or, if later, five business days after the Stockholders Meeting. Unless earlier redeemed as provided in the immediately following sentence, the Series A Warrants terminate upon the third anniversary of the closing date of the Merger. If any of the following events occur, the Series A Warrants will be redeemed by the Issuer for a price equal to the dollar amount representing the product of (a) the fraction (i) the numerator of which shall be the amount of shares subject to the Series A Warrant and (ii) the denominator of which shall be the aggregate amount of shares subject to all Series A Warrants multiplied by (b) the sum of (i) $205,000,000 minus (ii) the aggregate Adjusted Issue Price of the Series A Notes: (x) (a) the Merger Agreement is terminated on or prior to October 24, 2005 and (b) (i) the Issuer has not entered into a transaction or agreement that is still in effect on October 24, 2005 which, if consummated, would result in a Specified Transaction involving consideration equal to or greater than $26 per share of Common Stock or (ii) if the Issuer has entered into a transaction or agreement that is still in effect on October 24, 2005 which, if consummated, would result in a Specified Transaction involving consideration less than $26 per share of Common Stock and no third party has commenced and has outstanding on October 24, 2005 a tender or exchange offer for all of the Issuer’s outstanding Common Stock for consideration equal to or greater than $26 per share of Common Stock or (y) if the Merger Agreement has not terminated on or prior to October 24, 2005, the date (if any) which is the earlier to occur of (a) the date that the Merger Agreement is terminated and (b) April 22, 2006 if the Merger (as defined in the Merger Agreement) has not been completed prior to such time.

     After the earlier of (i) the date which is nine months after the closing of the Merger or (ii) October 24, 2006, the holders of the Series A Notes and the Series A Warrants will be entitled to the benefits of a registration rights agreement dated April 22, 2005 (the “Registration Rights Agreement”) among the H&F Partnerships, the SLP Subscribers and the Issuer. Under the Registration Rights Agreement, the Issuer has agreed to file registration statements to cover the resale of the Series A Notes or the Common Stock issuable upon

CUSIP No. 631103108	Page 15 of 18

conversion of the Series A Notes or exercise of the Series A Warrants at the request of the holders. The Registration Rights Agreement also grants rights permitting the holders to include their Common Stock if the Issuer files registration statements to register its Common Stock.

     Except as set forth above, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The information set forth in response to this Item 6 is qualified in its entirety by reference to the Securities Purchase Agreement (Exhibit 1 hereto), the Form of Series A Warrant (Exhibit 2 hereto), the Loan Agreement (Exhibit 3 hereto), the Security Agreement (Exhibit 4 hereto), the Guarantee (Exhibit 5 hereto), the Collateral Agreement (Exhibit 6 hereto), the Subscription Agreement (Exhibit 7 hereto), the Transaction Agreement (Exhibit 8 hereto), the Amended Securityholders Agreement (Exhibit 9 hereto), the Holdings LLC Agreement (Exhibit 10 hereto), the Indenture (Exhibit 11 hereto) and the Registration Rights Agreement (Exhibit 12 hereto), each of which is incorporated herein by reference.

Item 7 Material to be Filed as Exhibits

1.	Securities Purchase Agreement, dated as of April 22, 2005, between Norway Acquisition SPV, LLC and The Nasdaq Stock Market, Inc. (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on April 28, 2005).

2.	Form of Series A Warrant, dated as of April 22, 2005 (filed herewith).

3.	Secured Term Loan Agreement, dated as of April 22, 2005, among Norway Holdings SPV, LLC, Norway Acquisition SPV, LLC, certain lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (filed herewith).

4.	Blocked Account Control and Security Agreement, dated as of April 22, 2005, among The Nasdaq Stock Market, Inc., JPMorgan Chase Bank, N.A., as administrative agent, and JPMorgan Chase Bank, as depositary (incorporated by reference to Exhibit 99.3 of the Issuer’s Current Report on Form 8-K filed on April 28, 2005).

5.	Guarantee Agreement, dated as of April 22, 2005, among The Nasdaq Stock Market, Inc., Norway Acquisition SPV, LLC and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K filed on April 28, 2005).

6.	Collateral Agreement, dated as of April 22, 2005, among Norway Holdings SPV, LLC, Norway Acquisition SPV, LLC and JPMorgan Chase Bank, N.A., as administrative agent (filed herewith).

7.	Subscription Agreement, dated as of April 22, 2005, among Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.L.C., Silver Lake Partners TSA, L.P., Silver

CUSIP No. 631103108	Page 16 of 18

Lake Investors, L.P., VAB Investors, LLC, Integral Capital Partners VI, L.P., and Norway Holdings SPV, LLC (filed herewith).

8.	Transaction Agreement, dated April 22, 2005 by and among The Nasdaq Stock Market, Inc., Norway Acquisition Corp. and Iceland Acquisition Corp. (incorporated by reference to Exhibit 2.2 of the Issuer’s Current Report on Form 8-K filed on April 28, 2005).

9.	Amended and Restated Securityholders Agreement, dated as of April 22, 2005, among Norway Acquisition SPV, LLC, Hellman & Friedman Capital Partners IV, L.P., H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P, Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.L.C., Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., VAB Investors, LLC, Integral Capital Partners VI, L.P., and The Nasdaq Stock Market, Inc. (incorporated by reference to Exhibit 4.5 of the Issuer’s Current Report on Form 8-K filed on April 28, 2005).

10.	Limited Liability Company Agreement of Norway Holdings SPV, LLC (filed herewith).

11.	Indenture, dated as of April 22, 2005, between The Nasdaq Stock Market, Inc. and Law Debenture Trust Company of New York, as Trustee (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed on April 28, 2005).

12.	Registration Rights Agreement, dated as of April 22, 2005, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P., H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P., Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.L.C., Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., Integral Capital Partners VI, L.P. and VAB Investors, LLC (incorporated by reference to Exhibit 4.4 of the Issuer’s Current Report on Form 8-K filed on April 28, 2005).

13.	Joint Filing Agreement dated May 2, 2005 by and among the Reporting Persons (filed herewith).

CUSIP No. 631103108	Page 17 of 18

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2005

SILVER LAKE PARTNERS TSA, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.,
its General Partner

	By:	/s/ Alan K. Austin

	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

SILVER LAKE INVESTORS, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.,
its General Partner

	By:	/s/ Alan K. Austin

	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

SILVER LAKE PARTNERS II TSA, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C.,
its General Partner

	By:	/s/ Alan K. Austin

	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

CUSIP No. 631103108	Page 18 of 18

SILVER LAKE TECHNOLOGY INVESTORS II, L.L.C.

By:	SILVER LAKE MANAGEMENT COMPANY, L.L.C.,
its Manager

	By:	SILVER LAKE TECHNOLOGY MANAGEMENT, L.L.C.,
its Managing Member

	By:	/s/ Alan K. Austin

	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer